Curtis Wood
Mobile • 2m ago

Madeleine MacRae • 8:17 AM

Hi Curtis!
Thank you for that offer.
I would absolutely love it if you could take a peek at the Wefunder pitch and let me know what you think: https://wefunder.com/homepro.toolbox/

Testing the waters legal disclosure.
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


HOMEPRO
TOOLBOX
HELPING HOME IMPROVEMENT BUSINESS OWNERS
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